July 2, 2018

Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.
433 No. Camden Drive, Suite 600
Beverly Hills, California 90210

       Re: YayYo, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 7, 2018
           File No. 333-224549

Dear Mr. El-Batrawi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2018 letter.

Amendment No. 1 to Form S-1

Prospectus Summary
Implications of Being an Emerging Growth Company, page 9

1. We note that you revised the cover page in response to prior comment 3 to indicate that you have elected not to use the extended transition period for complying with new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities
       Act. However, on page 10 you indicate that you have elected to avail yourself of the extended transition period and, as a result, you will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required
 Ramy El-Batrawi
FirstName LastNameRamy El-Batrawi
YayYo, Inc.
Comapany NameYayYo, Inc.
July 2, 2018
July 2, 2018 Page 2
Page 2
FirstName LastName
         for other public reporting companies. Please revise this apparent inconsistency. To the extent you elected not to avail yourself of the extended transition period, you should clearly indicate that such election is irrevocable.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

2. We note your revised disclosures in response to prior comment 9. Please further revise to include a discussion of any key performance indicators that management uses in managing the business. Also, disclose what costs are included in your cost of goods sold.
         Refer to Section III.B of SEC Release No. 33-8350.
Liquidity, Capital Resources, and Plan of Operations, page 49

3. We note your revised disclosures in response to our prior comment 10 where you state that you cannot assure your business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to fund your other liquidity needs. Please tell us how this compares with the revised disclosures on page 49 where you state that the cash flow from the vehicle leasing business and capital resources is sufficient for you to continue to your current operations, or revise accordingly. Also, disclose the minimum period of time that you will be able to conduct your planned operations using currently available cash resources without regard to any proceeds that you expect to receive from the exercise of warrants or additional financing.
         Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350.

Description of Securities, page 83

4. We note that Article XII of your amended and restated bylaws includes a provision naming the state courts in Delaware, or if no state court in Delaware has jurisdiction, the federal district court for the District of Delaware, as the exclusive forum for the actions described in the article. Please describe in this section of your filing the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

Notes to Consolidated Financial Statements
Note 6. Lease Obligations, page F-13

5. Based on the information provided in response to prior comment 17, the 350,000 shares of common stock granted to ACME as additional consideration appears to be an up-front lease payment and therefore, should be included in the calculation of the right-of-use asset pursuant to ASC 842-20-30-5. Please revise your financial statements accordingly.
 Ramy El-Batrawi
YayYo, Inc.
July 2, 2018
Page 3

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Katherine Wray, Staff Attorney, at (202) 551-3483 with any other questions.


FirstName LastNameRamy El-Batrawi
                                                           Division of
Corporation Finance
Comapany NameYayYo, Inc.
                                                           Office of
Information Technologies
July 2, 2018 Page 3                                        and Services
FirstName LastName